UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 3, 2006

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to _________

Commission file number	1-7898

A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:  Lowe's 401(k) Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
 Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

Lowe’s 401(k) Plan
February 3, 2006 and January 28, 2005

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      NOTE:  All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules
      and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants in
Lowe’s 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Lowe’s 401(k) Plan (the “Plan”) as of February 3, 2006 and January 28, 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of February 3, 2006 and January 28, 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Charlotte, North Carolina

July 20, 2006

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LOWE’S 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF FEBRUARY 3, 2006 AND JANUARY 28, 2005

	FEBRUARY 3,	JANUARY 28,
	2006	2005
ASSETS
Investments (Notes 1, 2, 3, 4, and 6):
Participant-directed investments, at fair value	$2,486,105,810	$2,418,052,719
Participant-directed investments, at contract value	106,287,550	94,799,004
Total investments	2,592,393,360	2,512,851,723

Receivables:
Employer contributions	83,820,216	36,637,380
Participant contributions	1,707	3,904,302
Accrued interest and dividends	432,097	335,462
Total receivables	84,254,020	40,877,144

NET ASSETS AVAILABLE FOR BENEFITS	$2,676,647,380	$2,553,728,867

See accompanying notes to financial statements.

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LOWE’S 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED FEBRUARY 3, 2006 AND JANUARY 28, 2005

	FEBRUARY 3,	JANUARY 28,
	2006	2005
ADDITIONS:
Investment income:
Net appreciation in fair value of
investments (Notes 2 and 3)	$263,921,337	$147,628,944
Interest	4,800,687	3,756,857
Dividends (Note 6)	16,812,915	11,208,442
Total investment income	285,534,939	162,594,243

Contributions (Note 1):
Employer contributions	121,915,019	68,406,578
Participant contributions	138,335,338	122,330,469
Total contributions	260,250,357	190,737,047

Total additions	545,785,296	353,331,290

DEDUCTIONS:
Benefits paid to participants (Note 1)	(422,865,258)	(455,842,084)
Administrative expenses (Note 6)	(1,525)	(4,485)

Total deductions	(422,866,783)	(455,846,569)

NET INCREASE/(DECREASE)	122,918,513	(102,515,279)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,553,728,867	2,656,244,146
End of year	$2,676,647,380	$2,553,728,867

See accompanying notes to financial statements.

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LOWE'S 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED FEBRUARY 3, 2006 AND JANUARY 28, 2005

1. DESCRIPTION OF THE PLAN

The following description of the Lowe's 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan, adopted effective February 1, 1984, is a defined contribution plan covering substantially all employees of Lowe’s Companies, Inc. and subsidiaries (the “Plan Sponsor”) who have completed 90 days of continuous service. The Fiduciary Committee of the Board of Directors (the “Board”) controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (“State Street”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan Sponsor’s Board of Directors approved a 2-for-1 stock split of its common stock on May 25, 2006. The stock split was effective on June 30, 2006 to shareholders of record on June 16, 2006.

Contributions: Each year, participants may contribute from 1% to 50% of their pretax annual compensation, as defined by the Plan, subject to the Internal Revenue Code limitations. Effective January 29, 2005, the Plan was amended to allow for catch-up contributions, subject to the Internal Revenue Code limitations. The baseline matching contribution (the “Baseline Match”) under the Plan is as follows: the first 1% contributed is matched by the Plan Sponsor at the rate of 100% and the next 5% of contributions are matched at a rate of 25% after the first anniversary of the participant’s date of hire. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Performance Matching: The Plan also provides for a performance matching contribution (the “Performance Match”) in addition to the above-mentioned Baseline Match for Plan participants with three or more years of service and who are actively employed on the last day of the fiscal year for which the Performance Match is being determined. The match amount is determined based on growth in the Plan Sponsor’s net earnings before taxes from the prior fiscal year. Currently, eligible participants could receive as much as 350% of their Baseline Match based on earnings growth. The Performance Match is contributed on the second Monday of April each year. During 2006 and 2005, the Board approved performance matching contributions for the 2005 and 2004 plan years to all eligible participants totaling approximately $84 million and $37 million, respectively.

Participant Accounts: Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the employer contribution, and an allocation of Plan earnings, and charged with benefit payments and allocations of Plan losses and investment expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: All participants are 100% vested in the Plan at all times.

Investments: The 13 investment options to which participants may direct their contributions include one fixed income fund, three lifestyle funds, two small-cap funds, two mid-cap funds, three large-cap funds, one international fund, and a Lowe’s Companies, Inc. stock fund. Effective August 4, 2001, trust assets under the Plan attributed to a participant’s previously accumulated employer fund balance and future matching contributions are invested in the investment funds available under the Plan by the trustee as directed by participants.

Payment of Benefits: On termination of service for any reason, a participant receives a lump-sum amount equal to the value of the participant’s vested account.

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The Plan allows for in-service withdrawals to participants under age 59-1/2 only in cases of financial hardship. Such withdrawals must total at least $1,000 and be approved by the Plan's record-keeper or the Plan Sponsor. Participants who have attained age 59-1/2 are entitled to a one time in-service withdrawal of all of their accumulated balances.

The Plan allows for a one-time, in-service withdrawal to participants in the former Lowe’s Companies Employee Stock Ownership Plan (the “ESOP”) which was merged into the Plan effective September 13, 2002, who have attained 20 or more years of service with the Plan Sponsor. Eligible participants may withdraw 50% of their former ESOP account balance by requesting a distribution through the Lowe’s 401(k) Action Line. The distribution may be transferred to either an IRA or paid directly to the participant.

Plan Year: The Plan year coincides with the fiscal year of the Plan Sponsor, which ends on the Friday nearest the end of January.  The fiscal year ended February 3, 2006 had 53 weeks.  The fiscal year ended January 28, 2005 had 52 weeks.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition: Investments, other than the investment contracts, are stated at fair value. Guaranteed investment contracts are stated at contract value (see Note 4). Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges. Mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan. Money market funds are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payments of Benefits: Benefits are recorded when paid.

Administrative Expenses: As provided by the Plan document, administrative expenses (excluding certain investment management expenses) of the Plan are paid by the Plan Sponsor.

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3. INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets available for benefits as of February 3, 2006 and January 28, 2005:

	February 3,	January 28,
	2006	2005
Lowe’s Companies, Inc. common stock
34,924,413 and 39,122,202 shares, respectively	$2,218,392,362	$2,229,574,292

During fiscal years ended February 3, 2006 and January 28, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $263,921,337 and $147,628,944, respectively, as follows:

	Year Ended February 3, 2006	Year Ended January 28, 2005
Lowe’s Companies, Inc. common stock	$247,391,948	$139,081,035
American Century - Twentieth Century Int’l Growth Fund	1,897,893	488,262
American Century Capital Portfolios, Inc. Value Fund	(764,804)	(658,629)
American Century Ultra Fund Int.	78,434	48,633
Fidelity Equity Income Fund	1,219,670	569,305
Fidelity Magellan Fund	(168,350)	756,794
Franklin Value Investors Trust Balance Sheet Investment Fund	4,545,769	3,228,270
Safeco Growth Fund	2,173,678	2,153,019
T Rowe Price Mid Cap Growth	2,162,777	553,981
Vanguard 500 Index FD Admiral	2,749,491	167,507
Vanguard Life Strategy Fund Conservative Growth Fund	341,076	284,823
Vanguard Life Strategy Moderate Growth Portfolio	955,097	498,492
Vanguard Life Strategy Growth Fund	1,338,658	685,835
Clearing Fund	-	(228,383)

NET APPRECIATION IN FAIR VALUE OF INVESTMENTS	$263,921,337	$147,628,944

4. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has entered into a contract with Metropolitan Life Insurance Company ("MetLife") which maintains the contributions in a general account. The account is credited with earnings on the underlying investments and is charged for participant withdrawals. The contract is fully benefit-responsive and therefore is included in the financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Contract value approximates fair value at February 3, 2006 and January 28, 2005. The contract’s effective annual interest rates were 4.20% and 3.95% for the years ended February 3, 2006 and January 28, 2005, respectively.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

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6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

One of the Plan’s investments represents a money market fund managed by State Street. State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return on each fund. Fees paid by the Plan for overdraft expenses totaled $1,525 and $4,485 for the years ended February 3, 2006 and January 28, 2005, respectively, from the common stock of Lowe’s Companies, Inc.

At February 3, 2006 and January 28, 2005, the Plan held 34,924,413 and 39,122,202 shares, respectively of common stock of Lowe’s Companies, Inc., the Plan Sponsor, with a cost basis of $500,696,751 and $526,153,781, respectively. During the years ended February 3, 2006 and January 28, 2005, the Plan recorded dividend income of $8,027,114 and $6,120,589, respectively from these shares.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated December 20, 2004, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. OVERDRAFT TRANSFERS

State Street is authorized to transfer funds from the respective employee funds in order to avoid overdrafts, which occur when money needs to be transferred out of the Plan to comply with participant investment elections. The transfers are invested in the State Street Bank Short-term Fund. Any interest earned while investing in the State Street Bank Short-term Fund is transferred to the respective employee funds.

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LOWE’S 401(K) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF FEBRUARY 3, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

* Lowe’s Companies, Inc.	Common Stock	**	$2,218,392,362

* State Street Bank	Short Term Investment -
	Money Market Type Fund	**	24,332,337

Metropolitan Life Insurance
Company, #25066	Annuity Contract	**	106,287,550

American Century - Twentieth
Century International Growth Fund	Mutual Fund	**	13,144,612

American Century Capital
Portfolios, Inc. Value Fund	Mutual Fund	**	20,965,798

American Century Ultra Fund Int.	Mutual Fund	**	2,162,453

Fidelity Equity Income Fund	Mutual Fund	**	29,312,308

Franklin Value Investors Trust
Balance Sheet Investment Fund	Mutual Fund	**	45,243,203

Safeco Growth Fund	Mutual Fund	**	17,635,212

T Rowe Price Mid Cap Growth	Mutual Fund	**	21,808,498

Vanguard 500 Index FD Admiral	Mutual Fund	**	45,593,320

Vanguard Life Strategy Fund
Conservative Growth Fund	Mutual Fund	**	12,605,799

Vanguard Life Strategy
Moderate Growth Portfolio	Mutual Fund	**	17,665,399

Vanguard Life Strategy
Growth Fund	Mutual Fund	**	17,244,509

TOTAL INVESTMENTS			$2,592,393,360

* Permitted party-in-interest
** Cost information is not required for participant-directed investments and therefore, is not included.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LOWE'S 401(k) PLAN

July 27, 2006	/s/ Matthew V. Hollifield
Date	Matthew V. Hollifield Senior Vice President and Chief Accounting Officer

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 EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Deloitte & Touche, LLP

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